FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	March 30, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Updates 2019 Mineral Reserve and Resource Estimates

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to announce its updated Mineral Reserve and Resource estimates for the San Dimas, Santa Elena and La Encantada producing mines as well as its existing non-material mineral assets in Mexico with an effective date of December 31, 2019.

2019 HIGHLIGHTS

•
Proven and Probable Mineral Reserves (“P&P”) at the Company’s three producing silver mines totaled 85.1 million ounces of silver and 733,000 ounces of gold, or 146.5 million silver equivalent ounces, representing a 4% decrease compared to previous estimates

▪	Consolidated P&P grades increased by 6% to 320 AgEq g/t (186 g/t silver and 1.6 g/t gold)

▪	Excluded 16.6 million silver equivalent ounces from Mineral Reserves as a result of placing the San Martin, La Parrilla and Del Toro operations on temporary suspension

•
Measured and Indicated Mineral Resources (“M&I”) for the Company’s seven properties increased by 3% to 267.8 million silver equivalent ounces primarily due to the upgrading of 3.3 million ounces of silver and 219,000 ounces of gold, or 21.6 million silver equivalent ounces, from Inferred to Indicated Resources at Santa Elena’s Ermitaño project

▪	Indicated grades at Ermitaño increased by 15% to 449 AgEq g/t (70 g/t silver and 4.59 g/t gold)

•	Inferred Mineral Resources at the Company’s seven properties increased by 8% to 228.7 million silver equivalent ounces

“Our exploration efforts in 2019 were successful at replacing mine depletion at San Dimas and improving resources at the Ermitaño project near Santa Elena,” stated Keith Neumeyer, President and CEO. “Reserves at San Dimas remained relatively unchanged at 101.3 million silver equivalent ounces following robust production of 13.8 million silver equivalent ounces in 2019. At the Ermitaño project, we significantly increased the Indicated Resource by 245% to 30.4 million silver equivalent ounces and improved the grade by 15% to 449 AgEq g/t following a successful infill drill program designed to improve the confidence of the deposit. With an updated total resource of 67.9 million silver equivalent ounces, this project is expected to increase production and reduce costs at Santa Elena once production commences in 2021.”
The following table shows the total tonnage mined from each of the Company’s producing properties during 2019, including total ounces of silver, silver equivalent ounces and tonnage mined. A portion of the production from each mine came from material other than Reserves, as set out below under the heading “Material Mined from Areas Not in Reserves”.
2019 PRODUCTION TABLE

(1)
Silver-equivalent ounces are estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the 2019 Annual Information Form.

(2)	Totals may not add up due to rounding.

Metal price assumptions used to estimate the 2019 Mineral Reserves were $17.00/oz for silver, $1,350/oz for gold and $0.95/lb for lead. This compares to the previous metal price assumptions of $17.00/oz for silver, $1,250/oz for gold and $1.00/lb for lead used to calculate the Company’s 2018 Mineral Reserves.

RESERVES AND RESOURCES UPDATE
As of December 31, 2019, Proven and Probable Mineral Reserves at the Company’s three operating mines (San Dimas, Santa Elena and La Encantada) totaled 85.1 million ounces of silver and 733,000 ounces of gold, or 146.5 million silver equivalent ounces, representing a 4% decrease in metal content compared to prior estimates. This variation takes into consideration the effect of mine depletion offset by the conversion of Mineral Resources to Mineral Reserves. Additionally, consolidated P&P grades increased by 6% to 320 AgEq g/t (186 g/t silver and 1.6 g/t gold) at the three operating mines.
The Company reclassified the San Martin, La Parrilla and Del Toro mines as non-material properties following management’s decision to place these operations on temporary suspension in 2019. As a result, a total of 16.6 million silver equivalent ounces were excluded from Mineral Reserves comprised of 5.6 million silver equivalent ounces at San Martin, 2.3 million silver equivalent ounces at La Parrilla and 8.7 million silver equivalent ounces at Del Toro. These excluded ounces will remain in M&I Resources subject to sufficient economic improvements at Del Toro and La Parrilla, as well as a reduction in security concerns at San Martin, to justify a restart of operations.
The Company’s consolidated Measured and Indicated Mineral Resources have increased by 3% in terms of silver equivalent metal content as the result of the exploration programs designed to sustain mineral resources in San Dimas and Santa Elena. Indicated Mineral Resources at Santa Elena’s Ermitaño project increased by 245% to 4.7 million ounces of silver and 311,000 ounces of gold, or 30.4 million silver equivalent ounces. Furthermore, Indicated Resource grades at Ermitaño increased by 15% to 449 AgEq g/t (70 g/t silver and 4.59 g/t gold) following another successful exploration program in 2019 which primarily focused on infill drilling of the main ore body.
Consolidated Inferred Mineral Resources increased by 6% in terms of silver equivalent metal content as a result of the exploration programs designed to identify new mineral resources. In addition, consolidated Inferred grades increased by 2% to 405 AgEq g/t (224 g/t silver, 2.03 g/t gold, 0.31% lead and 0.31% zinc).

The complete 2019 Mineral Reserve and Resource estimates for all metals, tonnage and grades are shown below in the following tables:

Proven and Probable Mineral Reserves with an effective date of December 31, 2019

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 (NI43-101).
(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2019. The information provided was reviewed and prepared under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI43-101.
(3) Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Assumptions details are listed in each mine section of the 2019 Annual Information Form.
(4) Metal prices considered for Mineral Reserves estimates were $17.00/oz Ag, $1,350/oz Au and $0.95/lb Pb.
(5) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A General Cut-Off Grade (GC) was used to delimit new mining areas that will require development of access and infrastructure and all sustaining costs. A second Incremental Cut-Off Grade (IC) was considered to include laterally adjacent mineralized material which recoverable value pays for the following costs: variable cost of mining and processing, indirect costs, treatment costs, administration costs and plant sustaining costs, but excludes: fixed costs of mining and processing, and development sustaining costs.
(6) The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. These cut-off grades and economic parameters are listed in the applicable section describing each mine in the Company’s 2019 Annual Information Form.
(7) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(8) Totals may not add up due to rounding.

Measured and Indicated Mineral Resources with an effective date of December 31, 2019
(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.
(2) The Mineral Resources information provided above is based on mineral resource estimates prepared as of December 31, 2019 by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.
(3) Metal prices considered for Mineral Resources estimates were $18.50/oz Ag, $1,450/oz Au, $1.05/lb Pb and $1.30/lb Zn.
(4) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Assumptions details are listed in each mine section of the 2019 Annual Information Form.
(5) The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and economic parameters are listed in the applicable section describing each mine section of the 2019 Annual Information Form.
(6) Measured and Indicated Mineral Resources are inclusive of the Mineral Reserves.
(7) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
(8) San Martin, La Parrilla, Del Toro and La Guitarra are currently in temporary suspension of production activities and are considered non-material properties.

Inferred Mineral Resources with an effective date of December 31, 2019

Mine / Project	Category	Mineral Type	Tonnage	Grades					Metal Content		
			k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
MATERIAL PROPERTIES											
SAN DIMAS	Inferred Total (UG)	Sulphides	5,871	341	3.58	-	-	630	64,350	676	118,840
SANTA ELENA	Inferred Santa Elena (UG)	Sulphides	1,409	97	1.21	-	-	197	4,400	55	8,910
	Inferred Ermitaño (UG)	Sulphides	3,733	58	3.08	-	-	312	6,980	370	37,490
	Inferred Total (UG)	Sulphides	5,142	69	2.57	-	-	281	11,380	425	46,400
LA ENCANTADA	Inferred Veins Systems (UG)	Oxides	794	321	-	-	-	321	8,190	-	8,190
	Inferred Breccias (UG)	Oxides	663	262	-	-	-	262	5,580	-	5,580
	Inferred Ojuelas (UG)	Oxides - Sulphides	217	179	-	2.05	8.22	248	1,250	-	1,730
	Inferred Total (UG)	Oxides + Tailings	1,675	279	-	0.27	1.07	288	15,020	-	15,500
	Total Inferred Material Properties	**All mineral types**	**12,687**	**222**	**2.70**	**0.04**	**0.14**	**443**	**90,750**	**1,101**	**180,740**
NON-MATERIAL PROPERTIES											
SAN MARTÍN	Inferred Total (UG)	Oxides	2,078	229	0.43	-	-	263	15,270	29	17,570
LA PARRILLA	Inferred (UG)	Sulphides	466	250	0.07	-	-	256	3,750	1	3,830
	Inferred (UG)	Oxides	898	191	0.10	1.80	2.25	329	5,510	3	9,500
	Inferred Total (UG)	Oxides + Sulphides	1,364	211	0.09	1.18	1.48	304	9,260	4	13,330
DEL TORO	Inferred Total (UG)	All Mineral Types	824	201	0.17	4.04	2.04	397	5,340	4	10,510
LA GUITARRA	Inferred Total (UG)	Sulphides	610	288	0.60	-	-	334	5,640	12	6,530
	Total Inferred Non-Material Properties	**All mineral types**	**4,876**	**227**	**0.31**	**1.01**	**0.76**	**306**	**35,510**	**49**	**47,940**
	Total Inferred Consolidated FMS	**All mineral types**	**17,563**	**224**	**2.03**	**0.31**	**0.31**	**405**	**126,260**	**1,150**	**228,680**

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.
(2) The Mineral Resources information provided above is based on mineral resource estimates prepared as of December 31, 2019 by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.
(3) Metal prices considered for Mineral Resources estimates were $18.50/oz Ag, $1,450/oz Au, $1.05/lb Pb and $1.30/lb Zn.
(4) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Assumptions details are listed in each mine section of the 2019 Annual Information Form.
(5) The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and economic parameters are listed in the applicable section describing each mine section of the 2019 Annual Information Form.
(6) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Totals may not add up due to rounding.
(7) San Martin, La Parrilla, Del Toro and La Guitarra are currently in temporary suspension of production activities and are considered non-material properties.

The Company also announces that its 2019 Annual Information Form has been filed on SEDAR. In addition, a Form 40-F report has been filed with the United States Securities and Exchange Commission and is available on EDGAR. Both documents are also available on the Company’s website at www.firstmajestic.com.
Shareholders may also receive a copy of First Majestic’s Annual Report which includes the audited financial statements, without charge, upon request to First Majestic, Suite 1800 - 925 West Georgia Street Vancouver, B.C., Canada, V6C 3L2 or to info@firstmajestic.com.
Mr. Ramon Mendoza Reyes, Vice President Operations and Technical Services for First Majestic, is a "Qualified Person" as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.
ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.8 to 13.2 million silver ounces or 21.5 to 24.0 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.